Exhibit (a)(5)

Corporate Headquarters

Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ 08012-4638
Tel   856.228.8100
Fax   856.228.6673 (sales)
Fax   856.228.0653 (finance/legal)
www.metrologic.com

Metrologic Shareholders Approve Merger Agreement

Blackwood, New Jersey — December 20, 2006 — Metrologic Instruments, Inc. (NASDAQ-GS:MTLG), a leading provider of data capture and collection hardware and software, announced today that its shareholders voted to adopt the merger agreement providing for the acquisition of Metrologic by a group of investors led by Francisco Partners, one of the world’s largest technology-focused private equity funds.  C. Harry Knowles, Founder, Chairman and Interim CEO of Metrologic, and Elliott Associates, L.P., a leading multi-strategy hedge fund, will invest alongside Francisco Partners to complete the acquisition.

Based upon the preliminary tally of shares voted, 17,658,803 shares were voted at the special meeting, representing 77% of Metrologic’s total outstanding shares as of the record date for the meeting. Of the shares voted, 15,556,427 shares were voted in favor of the adoption of the merger agreement, representing 88% of the votes cast at the meeting.

The proposed merger was announced on September 12, 2006, and is expected to close on December 21, 2006, pending the satisfaction or waiver of all of the closing conditions set forth in the merger agreement.  Metrologic expects that its stock will cease trading on the NASDAQ Global Select Market at market close on December 21, 2006.  Under the terms of the merger agreement, upon the closing of the merger, Metrologic shareholders will be entitled to receive $18.50 per share in cash, without interest, for each share of Metrologic common stock that they hold.

About Metrologic

Metrologic Instruments, Inc. is a global supplier of choice for data capture and collection hardware and software.  Metrologic has been delivering innovative, quality products that are cost effective, reliable and supported by the highest level of personal service for nearly 40 years.  Metrologic products are sold worldwide through Metrologic’s sales, service and distribution offices located in The Americas, EMEA and Asia/Pacific.  Metrologic provides its customers not only with a great deal, but a great deal more.  For more information please call 1-800-667-8400 or visit www.metrologic.com.

About Francisco Partners

With approximately $5 billion of committed capital, Francisco Partners is one of the world’s largest technology-focused private equity funds. The firm was founded to pursue structured investments in technology companies and targets investments in private companies, public companies, and divisions of public companies, with transaction values ranging from $30 million to $2.0 billion. The principals of Francisco Partners have a proven track record, having invested in more than 50 technology companies. For additional information, visit www.franciscopartners.com.

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $7 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Metrologic’s current views as to future events.  These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward looking statements in this press release include statements regarding the Company’s expectation that the merger will close on December 21, 2006 and that its common stock will cease trading on the NASDAQ Global Select Market at market close on December 21, 2006.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger due to the failure to satisfy the conditions to the completion of the merger; the failure to obtain the necessary debt financing set forth in a commitment letter received in connection with the merger; and the failure of Metrologic to have the required amounts of cash and fully liquid cash equivalents to satisfy a condition to the closing of the merger.

For more information contact:
Dale Fischer, Vice President
856.228.8100    X5505
Email: d.fischer@metrologic.com